SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

June 27, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc. (the “Company”)
Registration Statement on Form S-3, SEC file no.: 333-286319

Dear Sir or Madam:

On behalf of the Company we file herewith Amendment No. 1 to the above referenced registration statement on Form S-3, a universal shelf registration.

Previously, the Company received a no-review letter. Assuming that the Commission still will not be reviewing the registration statement, the Company plans on seeking effectiveness as soon as possible.

Please direct any questions or comments to the undersigned, Richard Feiner, Esq., 646 822-1170 (rfeiner@silverfirm.com).

The contact person at the Company is Peter W. Rodin III, COO. His e-mail address is Peter.rodino@aimimmuno.com and his phone number is (239) 444-1743.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: AIM ImmunoTech Inc.